Mail Stop 3-9

							March 28, 2005


Michael T. Sember
President and Chief Executive Officer
DOR BioPharma, Inc.
Lincoln Building, 1691 Michigan Avenue
Miami, Florida 33139

Re:	DOR BioPharma, Inc.
	Registration Statement on Form S-3
	File Number 333-123281

	Form 10-KSB for the Year Ended 3/11/05
	File Number 0-16929

Dear Mr. Sember:

	This is to advise you that we have performed a limited review of the above registration statement and Form 10-KSB, and we have the following comment.

1. We note from footnote 5 to your financial statements in the Form
10-KSB that a note payable to a pharmaceutical company is currently in default. Based on this default, it appears you may not be eligible to use Form S-3 pursuant to General Instruction I.A.5 to Form S-3. Please provide us with a supplemental analysis justifying your use of Form S-3, or re-file the registration statement on Form
S-1.

*	*	*

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	Please contact Greg Belliston at (202) 824-5219 or me at
(202)
942-1840 with any questions.

							Sincerely,



							Jeffrey P. Riedler
							Assistant Director

cc: 	Leslie J. Croland, Esq.
	Edwards & Angell, LLP
	350 East Las Olas Blvd., Suite 1150
	Fort Lauderdale, Florida 33334-3607
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Michael T. Sember
DOR BioPharma, Inc.
March 28, 2005
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